

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Fabian Deneault
President
Black Bird Biotech, Inc.
11961 Hilltop Road, Suite 22
Argyle, Texas 76226

> **Re: Black Bird Biotech, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2023**
> **File No. 333-269630**

Dear Fabian Deneault:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric J. Newlan, Esq.